

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

Via E-Mail
Paul E. Singer
General Partner
Elliott Associates, L.P.
40 West 57th Street
New York, NY 10019

> **Re: BMC Software, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 25, 2012 by Elliott Associates, L.P. et al.**
> **File No. 001-16393**

Dear Mr. Singer:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

2012 Annual Meeting of Stockholders of BMC Software, Inc., page 1

1.   We note your statement on page 3, repeated on page 7, that a combination of execution missteps and an increasingly competitive market have resulted in underperformance and deterioration of stockholder value. We also note your statement on page 3 that "the Company has undergone a difficult transition from a mainframe tools vendor to a relevant player in the IT Management space." Opinions and beliefs should be characterized as such, and support therefor should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. Please provide supplemental information, or further disclosure in the document as appropriate, to support these statements. In addition, provide support for your statement in the penultimate sentence on page 18 that executive compensation has been poorly aligned with performance. Further, where support for your statements is based on sources such as reports, articles, or internal estimates, please provide for our review copies of the documents marked to identify the cited information.

2.   With respect to your statement that the adoption of Proposal 5 could have the effect of counteracting any unilateral adoption, amendment or repeal of the bylaws by the board of directors that would countermine the will of the stockholders, please clarify that counteracting any such actions taken by the board could also have the effect of countermining the will of the stockholders, if the stockholders happened to support the particular action taken.

3.   Please provide the statement required by Rule 14a-4(d)(iv) in your proxy statement.

4.   You characterize your nominees, as opposed to the company's nominees, as having "new ideas and open minds." Please revise this statement so that it is consistent with your stated intent, which appears to principally consist of finding appropriate strategic and/or financial buyers for the company.

Who are the Nominees?, page 8

5.   Please disclose the date that Mr. Schaper commenced employment at Golden Gate Capital. Likewise, disclose the dates that Mr. Dillon commenced employment at TransAct Technologies and Engine Yard.

6.   Please revise the last sentence of the penultimate paragraph to state affirmatively your belief as to the independence of the Nominees. You are responsible for the reliability and completeness of the disclosure, even if it has been derived from outside sources of information.

How many shares of Common Stock must be voted in favor of the other proposals described in this proxy statement?, page 12

7.   Please disclose the treatment and effect of broker non-votes for the proposals you describe in this section. Refer to Item 21 of Schedule 14A. Alternatively, you may make a clear reference to the relevant disclosure appearing in the company's proxy statement. See Rule 14a-5(c).

8.   Please revise the first sentence of the paragraph describing Proposal 4 to disclose that the proposal relates to approving the company's executive compensation on an advisory basis rather than approving the advisory vote. Refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

9.   Please revise to reflect that brokers may not vote on Proposal 3, given that this is a contested election, or advise us as to why you believe otherwise. Alternatively, you may make a clear reference to the relevant disclosure appearing in the company's proxy statement. See Rule 14a-5(c).

How do I revoke a proxy?, page 14

10.   Please clarify that a security holder may revoke a previously submitted proxy by submitting any later-dated proxy, not just a later-dated green proxy.

Solicitation of Proxies, page 20

11.   Please file Appendix I that you refer to in the second sentence in this section or advise.

12.   You disclose the anticipated total expenses in the last paragraph on page 20. Please also disclose the expenditures to date. Refer to Item 4(b)(4) of Schedule 14A.

13.   Please disclose the anticipated cost of the services of MacKenzie. See Item 4(b)(3)(ii) of Schedule 14A.

Form of Proxy

14.   You state under "Other Matters" that proxy holders may exercise their discretionary authority to vote in favor of an adjournment or postponement of the annual meeting. We do not consider the adjournment of an annual meeting to solicit additional proxies to be a matter incident to the conduct of the meeting or otherwise to be an appropriate use of discretionary authority under Rule 14a-4(c). If you wish to use proxies in this manner, please include a separate proposal on the proxy card (and appropriate disclosure in the proxy statement) so that shareholders may expressly grant you this authority.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Paul E. Singer
Elliott Associates, L.P.
June 4, 2012
Page 4

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Steven J. Williams
        Paul, Weiss, Rifkind, Wharton & Garrison LLP